Exhibit 99.1

Antelope-7 Drilling Update

SINGAPORE and PORT MORESBY, Papua New Guinea, Feb. 19, 2017 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that according to information provided by Total E&P PNG Limited ("Total"), the operator of Petroleum Retention License 15 ("PRL15") in the Gulf Province of Papua New Guinea, the Antelope-7 side track appraisal well has currently reached 2,383 meters (7,818 feet) measured depth below rotary table (MDRT) without any evidence of intersecting the Antelope reservoir. The proposed total depth of the Antelope-7 appraisal section of the well was around 2,300 meters (7,545 feet) MDRT. The operator on behalf of the PRL15 joint venture is drilling ahead to explore a deeper exploration target.

InterOil holds a 36.5375% interest in the well. Total E&P PNG Limited has a 40.1275% interest, Oil Search has 22.8350%, and the remaining 0.5000% is held by minority parties.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to the company. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the United States Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. All forward-looking statements are made as of the date of this press release and the fact that this press release remains available does not constitute a representation by InterOil that InterOil believes these forward-looking statements continue to be true as of any subsequent date. Actual results may vary materially from the expected results expressed in forward looking statements. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws. InterOil's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from the company at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.